Exhibit 99.1

NEWS RELEASE Investor Contacts C&J Energy Services, Inc. investors@cjenergy.com (713) 260-9986

C&J Energy Services Announces Delaware Supreme Court’s Decision

to Overturn Injunction and Termination of Solicitation

HOUSTON, December 19, 2014 – C&J Energy Services, Inc. (“C&J” or the “Company”) (NYSE: CJES) today announced the Delaware Supreme Court has ruled to overturn a bench ruling and order of the Delaware Court of Chancery dated November 24 and 25, 2014, respectively, which had required the Company to solicit alternative proposals to purchase the Company (or a controlling stake in the Company) from other potential buyers for a period of 30 days before holding its stockholder meeting to approve the merger agreement with Nabors Industries Ltd. The Delaware Supreme Court found that the Company had pursued its proposed transaction with Nabors in compliance with the Company’s fiduciary duties toward all of its stockholders. As a result of this ruling, C&J and Nabors are free to proceed to closing following receipt of C&J stockholder approval and C&J is immediately terminating its previously announced solicitation of alternative proposals.

“We are pleased with the ruling from the Delaware Supreme Court, which confirmed our belief that our Board and management team complied with their duties,” said Josh Comstock, C&J’s Founder, Chairman and Chief Executive Officer. “C&J has been and will continue to be dedicated to upholding the highest governance standards, and we believe that our Board, management, and legal teams negotiated a precedent setting transaction in accordance with Delaware law and at all times acting in the best interest of our stockholders. I would like to thank our board for their efforts and support throughout this process. I also want to thank our employees for their unwavering commitment and focus. I truly believe C&J would not be where it is today without their hard work and dedication.

“We continue to believe firmly that the transaction with Nabors creates a diversified completion and production services provider and will create significant stockholder value. We therefore remain focused on closing the transaction as soon as possible. We look forward to integrating our operations as soon as possible and working with our new employees to realize the many benefits offered by this transformative transaction.”

About C&J Energy Services, Inc.

We are an independent provider of premium hydraulic fracturing, coiled tubing, wireline, pumpdown and other complementary oilfield services with a focus on complex, technically demanding well completions. In addition to our suite of completion, stimulation and production enhancement services, we manufacture, repair and refurbish equipment and provide parts and supplies for third-party companies in the energy services industry, as well as to fulfill our internal needs. With the development of our strategic initiatives, we also provide specialty chemicals for completion and production services, including the fluids used in our hydraulic fracturing operations, as well as downhole tools and related directional drilling technology and data acquisition and control systems. These products are provided to third-party customers in the energy services industry and are also used in our operations and equipment. Headquartered in Houston, Texas, we operate in some of the most active basins in the United States. We also have an office in Dubai and are in the process of establishing an operational presence in key countries in the Middle East. For additional information about C&J Energy Services, please visit our website at www.cjenergy.com.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Nabors Red Lion Limited (which will be renamed C&J Energy Services Ltd. as of the closing of the proposed transaction) (“Red Lion”), has filed with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement of C&J that also constitutes a preliminary prospectus of Red Lion. The registration statement has not been declared effective by the

SEC, and the definitive joint proxy statement/prospectus is not currently available. Each of Red Lion and C&J also plans to file other relevant documents with the SEC regarding the proposed transactions. This material is not a substitute for the final prospectus/proxy statement or any other documents the parties will file with the SEC. After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of C&J. INVESTORS AND SECURITY HOLDERS OF C&J ARE URGED TO READ THE S-4 (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the S-4 and other documents containing important information about Red Lion and C&J, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Red Lion will be available free of charge on Nabors’ internet website at www.nabors.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting Nabors’ Investor Relations Department at 281-775-8038. Copies of the documents filed with the SEC by C&J will be available free of charge on C&J’s internet website at www.cjenergy.com under the tab “Investor Relations” and then under the tab “SEC Filings” or by contacting C&J’s Investor Relations Department at 713-260-9986.

Participants in the Solicitation

C&J, its directors and certain executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of C&J in connection with the proposed transaction. Information about the directors and executive officers of C&J is set forth in C&J’s proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 10, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the S-4 and will be contained in other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Investor Contacts

C&J Energy Services, Inc.

investors@cjenergy.com

(713) 260-9986

SOURCE C&J Energy Services, Inc.

Media Contacts

Abernathy MacGregor

Tom Johnson or Luke Barrett – (212) 371-5999

Glen Orr – (713) 205-7770